UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	19 August 2026 - “Cash Tender Offer - Pricing, Expiration and Result”
99.2	19 August 2026 - “Cash Tender Offer - Pricing, Expiration and Result”

99.1

Haleon plc: Announces Pricing Terms, Expiration and Results of its Cash Tender Offer for outstanding 2027 Notes

Note: This announcement is being released in accordance with DTR 6.3.10 R. In the United Kingdom, the Tender Offer was only available to relevant persons, as described under "Non-U.S. Distribution Restrictions - United Kingdom" in the tender offer announcement available at https://www.rns-pdf.londonstockexchange.com/rns/2411Q_1-2026-8-11.pdf.

19 August 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the pricing terms, expiration and results of the offer to buy back any and all of the outstanding $1,999,350,000 3.375% Fixed Rate Senior Notes due March 2027 (the "Notes") of Haleon US Capital LLC's (the "Offeror"), the Company's wholly owned subsidiary (the "Tender Offer").

The full announcement is available at http://www.rns-pdf.londonstockexchange.com/rns/3204R_1-2026-8-19.pdf.

The full announcement will also be available on the Haleon website www.haleon.com/investors, and has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

Treasury
Mike Rowe	+44 7775 012365
Ben Checkland	+44 7823 370368
Email: cf-treasury@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 19, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary